Oiltanking Partners, L.P.
15631 Jacintoport Blvd.
Houston, Texas 77015
Via EDGAR and Federal Express
May 11, 2011
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Oiltanking Partners, L.P.
Registration Statement on Form S-1
Filed March 31, 2011
File No. 333-173199
Ladies and Gentlemen:
     Set forth below are the responses of Oiltanking Partners, L.P., a Delaware limited partnership (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 29, 2011, with respect to the Partnership’s Registration Statement on Form S-1, File No. 333-173199, initially filed with the Commission on March 31, 2011 (the “Registration Statement”).
     Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we will hand deliver three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 that are marked to show all changes made since the initial filing of the Registration Statement.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.
General
1. We note blanks throughout your filing, and we note that you did not file many of the exhibits with your filing. In your amended registration statement, fill in all blanks other than those that contain information you are allowed to omit at the time of effectiveness pursuant to Rule 430A. We will need sufficient time to review all new disclosure and newly filed exhibits. We may have additional comments.

Securities and Exchange Commission
May 11, 2011

     Response:
     We acknowledge the Staff’s comment and have filed with Amendment No. 1 the exhibits that are currently available.
     We will undertake to file with future amendments to the Registration Statement all other omitted exhibits. Further, we will undertake to provide in future amendments to the Registration Statement all information that we are not entitled to omit pursuant to Rule 430A. We will allow sufficient time for the Staff to review all new disclosure and newly filed exhibits and for us to respond to any comments that may result from the Staff’s review.
2. You do not yet provide a range for the potential offering price per share. Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.
     Response:
     We acknowledge the Staff’s comment and will include an estimated price range in a future amendment to the Registration Statement. We will allow sufficient time for the Staff to review our complete disclosure and for us to respond to any comments that may result from the Staff’s review.
3. Prior to effectiveness, please have a NYSE representative call the staff, or provide a copy of the NYSE letter, to confirm that your securities have been approved for listing.
     Response:
     Prior to the effectiveness of the Registration Statement, we will provide the Staff with the authorization letter from the New York Stock Exchange (the “NYSE”) or arrange for a representative of the NYSE to call a representative of the Staff to confirm that the Partnership’s securities have been approved for listing.
4. Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional concerns with respect to any proposed underwriting arrangements.
     Response:
     Prior to the effectiveness of the Registration Statement, we will provide the Staff with the letter from the Financial Industry Regulatory Authority (“FINRA”) or arrange for a representative of FINRA to call a representative of the Staff to confirm that FINRA has finished its review and has no additional concerns with respect to any proposed underwriting arrangements.
5. Please advise us, and update your disclosure as applicable, regarding the status of your application to list your common units on the New York Stock Exchange. If the information

Securities and Exchange Commission
May 11, 2011

you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this.
     Response:
     We have discussed our proposed listing with representatives of the NYSE and have been informed that the NYSE is in the process of conducting its standard confidential eligibility review. Based on these discussions, we expect to receive a clearance letter from the NYSE on or about May 20, 2011, and we intend to submit our original listing application as soon as possible thereafter. We will undertake to provide updated disclosure regarding the status of our original listing application in each amendment to the Registration Statement.
Prospectus Cover Page
6. Please disclose the percentage of the offering proceeds that will be available to the registrant after the deduction of all fees, commissions, expenses, compensation and payments to affiliates in connection with the offering.
     Response:
     We acknowledge the Staff’s comment and will include in a future amendment to the Registration Statement the percentage of the offering proceeds that will be available to the Partnership after the deduction of all fees, commissions, expenses, compensation and payments to affiliates in connection with the offering.
Summary, page 1
Overview, page 1
7. Explain to us the basis for your statement that you are “growth-oriented.” As you use that term, it implies that this differentiates you from other companies who provide the same services.
     Response:
     When we use the term “growth-oriented,” we mean that we are focused on growing our business through the acquisition, ownership and operation of terminaling, storage, pipeline and other midstream assets that generate stable cash flows, as outlined in “Summary—Overview” on page 1. As noted in “Summary—Our Business Strategies” on page 5, two of our key strategies are to capitalize on organic or internal growth opportunities and to pursue acquisitions that are complementary to our business and that also increase our cash flows. Moreover, as further described on page 1, Oiltanking GmbH, which is the world’s second largest independent storage provider for crude oil, refined products, liquid chemicals and gases, intends for us to be its growth vehicle in the United States. We have revised the disclosures on pages 1, 71 and 96 to clarify what we mean by “growth-oriented.”

Securities and Exchange Commission
May 11, 2011

Our Business Strategies, page 5
8. Explain what you mean by “organic growth opportunities” and “accretive strategic acquisitions.”
     Response:
     Organic growth opportunities are those opportunities that will allow us to expand or develop our assets or properties that we already own. For example, in “Business—Our Business Strategies—Capitalize on Organic Growth Opportunities by Expanding and Developing the Assets and Properties That We Already Own” on p. 100, we describe our intent to expand our existing operations by expanding our storage capacity at our Houston and Beaumont terminals, as well as our ability to construct tanks adjacent to our current facilities on land that we own or lease. We also intend to grow our business by identifying and pursuing opportunities to increase our storage capacity and utilization, improve our operating efficiency, further diversify our customer base and expand our service offerings to existing customers.
     As described in “Business—Our Business Strategies—Pursue Accretive Strategic Acquisitions of Terminaling, Storage, Pipeline and Other Midstream Assets That Will Expand or Complement Our Existing Asset Portfolio and That Are Expected to Increase Our Revenues and Cash Flows” on p. 100, in acquiring other businesses or assets, we will attempt to utilize our industry knowledge, network of customers and strategic asset base to identify acquisition opportunities and, if we acquire such opportunities, to operate the acquired assets or businesses more efficiently and competitively, thereby increasing our revenue and cash flows.
     We have revised the disclosures on pages 5 and 100 to clarify what we mean by “organic growth opportunities” and “accretive strategic acquisitions.”
Tax Risks to Common Unitholders, page 7
9. Identify the subsidiary referenced in the last bullet point.
     Response:
     We have revised the disclosure on pages 7 and 36 to specify that Oiltanking Beaumont Chemical, LLC is the Partnership’s subsidiary that will conduct activities that may not generate qualifying income.
The Offering, page 11
10. We note your disclosure at page 43 that you do not have a legal obligation to pay distributions at your minimum quarterly distribution rate or at any other rate except as provided in your partnership agreement. We also note your disclosure at page 53 that there is no guarantee that you will pay the minimum quarterly distribution or any amount on your units in any quarter. Please provide such information in this section.

Securities and Exchange Commission
May 11, 2011

     Response:
     We have revised the disclosure on page 12 to include statements that we do not have a legal obligation to pay quarterly distributions at our minimum quarterly distribution rate or at any other rate except as provided in our partnership agreement, and there is no guarantee that we will distribute quarterly cash distributions to our unitholders in any quarter.
Risk Factors, page 19
We may not have sufficient cash . . . . , page 19
11. Expand your disclosure under the sixth bullet point to disclose that the partnership agreement does not cap the amount of maintenance capital expenditures that your general partner may estimate.
     Response:
     We have revised the sixth bullet on page 27 to disclose that the partnership agreement does not set a limit on the amount of maintenance capital expenditures that our general partner may estimate.
Some of our current terminal services agreements are automatically renewing on a short-term basis . . . . , page 22
12. You disclose that some of your terminal services agreements are operating “outside of their primary contract terms.” As your next sentence appears to characterize the renewal terms of these agreements as evergreen, please expand your disclosure to briefly describe such other primary contract terms, or explain your characterization of the evergreen provisions as being “outside of” the primary contract terms.
     Response:
     Our terminal services agreements generally have primary contract terms that range from one year up to 15 years. Upon expiration of the primary contract term, these agreements renew automatically for successive renewal terms that range from one to five years unless earlier terminated by either party upon the giving of the requisite notice, generally ranging from three to 18 months prior to the expiration of the applicable renewal term. We have revised the risk factor on page 22 to delete the reference to “operating outside of their primary contract terms” and have briefly described the primary contract terms of the terminal services agreements.
Use of Proceeds, page 39
13. Expand your discussion of the intercompany indebtedness to be repaid to indicate that this debt has maturities ranging from 2014 to 2020.

Securities and Exchange Commission
May 11, 2011

     Response:
     We have revised the discussion of intercompany indebtedness to be repaid to Oiltanking Finance B.V. on page 39 to indicate that this debt has maturities ranging from 2014 to 2020.
Unaudited Pro Forma Cash Available for Distribution, page 46
14. We note that there are many blank spaces in this section. We may have further comment when that information has been provided.
     Response:
     We acknowledge the Staff’s comment and will include the information in a future amendment to the Registration Statement. We will allow sufficient time for the Staff to review our complete disclosure and for us to respond to any comments that may result from the Staff’s review.
Selected Historical and Pro Forma Combined Financial and Operating Data, page 66
15. Please identify within the column headings the combined financial data that is unaudited versus audited.
     Response:
     We acknowledge the Staff’s comment. However, we respectfully submit that identifying within the column headings the combined financial data that is unaudited versus audited would be inappropriate for the following reasons. First, the combined financial data reflected in this section is neither audited nor covered by an auditor’s report. Instead, the data has been derived from either audited or unaudited financial statements. Second, we have clearly described in the introductory narrative that precedes the table which financial data has been derived from audited versus unaudited financial statements. Finally, the Staff has requested other issuers to remove from column headings any such labels. Please see, e.g., NXP Semiconductors N.V. response letter dated June 10, 2010, comment 11. Accordingly, we believe the current presentation provides the necessary information to investors.
Customers, page 102
16. You disclose that for the year ended December 31, 2010, your three largest customers accounted for approximately 36% of your revenues, with each customer individually representing more than 10% of your revenues during that period. You also include related risk factor disclosure at page 20 that the reduction or suspension of the obligations of your key customers under their terminal services agreements would adversely affect your financial condition and results of operations. Further, we note your use of, for example, “Customer A” in your disclosure at page F-32. Please disclose the name of each customer accounting for 10% or more of your consolidated total revenues, or tell us why such you are unable to do so. See Item 101(c)(vii) of Regulation S-K.

Securities and Exchange Commission
May 11, 2011

     Response:
     Affiliates of LyondellBasell Industries (“LyondellBasell”), Enterprise Products Partners (“Enterprise”) and BP Amoco Oil (“BP Amoco”) were our three largest customers for the year ended December 31, 2010, each accounting for approximately 12%, 12% and 13% of our consolidated total revenues, respectively. We revised the disclosure on pages 104 and F-32 to disclose the names of these customers.
17. Please also file any contracts with these customers as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K.
     Response:
     We have concluded that we are not required to file the terminal services agreements pursuant to Item 601(b)(10) of Regulation S-K because the terminal services agreements are such as ordinarily accompany our business and we are not substantially dependent on any of these agreements. During 2010, the following customers represented more than 10% of our revenues: (i) two contracts with subsidiaries of LyondellBasell, which generated 7.9% and 4.5% of our 2010 revenues, respectively, (ii) two contracts with subsidiaries of BP Amoco, which generated 11.9% and 1.4% of our 2010 revenues, respectively, and (iii) one contract with Enterprise, which generated 12.1% of our 2010 revenues.
     With respect to the contracts with LyondellBasell, in determining whether to file such agreements as material contracts pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, we considered the interdependency of contractual obligations of such agreements (i.e., the extent to which they are linked). We determined that there are no interdependent performance obligations among those agreements. Moreover, we do not expect that the revenues under each such agreement would be greater than 10% of total revenues.
     In addition, we do not believe that we are substantially dependent on the LyondellBasell or the BP Amoco contracts because we believe we could readily replace these customers. As of March 31, 2011, 99% of our active storage capacity was under contract and our customer retention rate was more than 97%. Moreover, as disclosed in “Summary—Our Business and Properties” on page 2, we have 1.0 million barrels of storage capacity supported by multi-year contracts with two customers that we are in the process of constructing. Finally, our business development officers are consistently contacted with inquiries regarding any additional storage capacity and potential customers have advised us that they would be interested in contracting for such capacity should it become available. Accordingly, we believe that in the event of the termination of one of these contracts we would be able to immediately redirect our storage capacity under these contracts and certainly within the applicable termination notice period, which ranges from one to 24 months. As such, we do not believe that we would suffer a material loss of revenues in the event of the loss of any of these customers.
     With respect to the Enterprise contract, we do not believe that we are substantially dependent on this contract because the revenues we generate from throughput fees associated with this contract vary based on the volumes of product we import or export from our terminals. Under the contract, Enterprise is obligated during each contract year to pass not less

Securities and Exchange Commission
May 11, 2011

than 60% of all product it (i) receives by vessel through the Gulf Coast region and (ii) exports by vessel. However, if Enterprise were to cease to receive or export product through the Gulf Coast region, then it would not be obligated to pay us any throughput fees. Thus, the contract terms only govern when Enterprise elects to export product through our terminal facilities.
     Accordingly, because our business is not substantially dependent on any of these terminal service contracts, we do not believe that the terminal service agreements fall within the purview of Item 601(b)(10), and we consequently believe that we are not required to file them as exhibits.
Environmental and Occupational Safety and Health Regulation, page 103
Water, page 105
18. Please expand your disclosure to quantify the resources that the “various spill-response specialists” with whom you contract would have available to respond to a spill. Such disclosure should also address the ability of such specialists to respond to multiple spills.
     Response:
     We have expanded our disclosure on page 108 to describe in detail the resources that the “various spill-response specialists” with whom we contract would have available to respond to a spill. We have also addressed the ability of such specialists to respond to multiple spills.
19. Please expand your disclosure to quantify the resources you have available to mitigate the impact of a spill from your facilities until your contracted spill response specialists can deploy their resources. Such disclosure should include a quantification of the physical resources available.
     Response:
     We have expanded our disclosure on page 108 to describe in detail the resources we have available to mitigate the impact of a spill from our facilities until our contracted spill response specialists can deploy their resources.
Management of Oiltanking Partners, L.P., page 108
20. We note your disclosure that the executive officers of your general partner intend to devote “as much time . . . as is necessary” to the management of your business. For each executive officer of your general partner, please disclose a reasonable estimate of the amount of time that you anticipate will be devoted to your business.
     Response:
     We have revised the disclosure on pages 111 and 115 to state that while the amount of time that our executive officers will devote to our business will vary in any given year, we

Securities and Exchange Commission
May 11, 2011

currently estimate that approximately 75% of their time will be spent on the management of our business.
Audit Committee, page 110
21. We note your disclosure that you will have an audit committee. Please clarify whether your audit committee is an audit committee of your general partner.
     Response:
     We have revised the disclosure on page 114 to clarify that references to the audit committee refer to the audit committee of our general partner.
Executive Officer Compensation, page 112
22. You indicate in the prospectus that you will reimburse the general partner for “salary, bonus, incentive compensation and other amounts paid to persons who perform services.” We note also that the “partnership agreement does not set a limit on the amount of expenses” for which you will reimburse the general partner and that the general partner will determine those amounts in good faith. To the extent that a material amount of the compensation to be paid to those persons at Oiltanking GmbH will be for services provided to the partnership, provide the same level of disclosure regarding the compensation of those individuals as if Oiltanking GmbH were itself the issuer, clarifying what portion of their time will be devoted to the operations of the partnership or how that will be determined. See also our comment below on “Certain Relationships and Related Transactions.”
     Response:
     No individuals at Oiltanking GmbH have historically served or will serve as executive officers for the partnership and therefore no compensation disclosure for these individuals is required. As described on page 115, the executive officers of our general partner will be employed by Oiltanking North America, LLC (“OT Services”), a subsidiary of Oiltanking Holding Americas, Inc., the owner of our general partner (“OTA”). OT Services will pay the compensation of our executive officers and we will reimburse OT Services for the portion of such compensation that is paid for services that our executive officers provide to us. We initially expect that our executive officers will spend approximately 75% of their time devoted to our operations and therefore we will reimburse OT Services for approximately 75% of the compensation paid to our executive officers, subject to the agreed upon maximum annual reimbursement amount for certain selling, general and administrative services. We have revised the disclosure on pages 111 and 115 to disclose the estimated percentage of time that our executive officers will devote to our operations.
23. Also, we note that you do not provide historical compensation amounts for those individuals. However, absent that information, there is no way for investors to assess the potential compensation amounts that the partnership will need to reimburse the general partner in the future. Please advise or revise.

Securities and Exchange Commission
May 11, 2011

     Response:
     In 2010, only Messrs. Conner, McCall and Campbell were employed as executive officers of OTA. Based on the percentage of time spent by those individuals providing services to the businesses that are being contributed to us in connection with this initial public offering, the allocable portion of compensation attributable to those services was $0.957 million in the aggregate. We have revised the disclosure on page 115 to disclose the approximate aggregate historical compensation paid to these individuals in 2010.
Security Ownership of Certain Beneficial Owners and Management, page 116
24. Of the number of units owned by each individual or entity in the table presented, please also include in a footnote to the table the amount of units that the listed beneficial owner has the right to acquire within sixty days from options, warrants, rights, conversion privileges, or similar obligations. If there are none of these arrangements, please state this fact. See Item 403 of Regulation S-K.
     Response:
     We have revised the disclosure on page 119 to include a footnote stating that as of the date the prospectus, there are no arrangements for any of the beneficial owners listed in the table to acquire units in the Partnership within 60 days.
Certain Relationships and Related Transactions, page 117
Distributions and payments to our general partner and its affiliates, page 117
25. We note your disclosure that you will reimburse your general partner and its affiliates for all direct and indirect expenses that they incur and payments they make on your behalf for its management of the partnership. We also note your disclosure that your partnership agreement provides that your general partner determines in good faith the amount of these expenses and that the agreement does not set a limit on these expenses. Please disclose how your general partner will determine such amounts. Your disclosure should address, without limitation, how the allocable expenses related to salary, bonuses, incentive compensation, and other amounts for executive officers of the general partner will be determined.
     Response:
     We will reimburse our general partner and its affiliates for all expenses they incur and payments they make on our behalf pursuant to a services agreement with OT Services. Neither our partnership agreement nor the services agreement will limit the amount of expenses for which our general partner and its affiliates may be reimbursed, but the services agreement will provide for an agreed upon maximum annual reimbursement obligation for expenses associated with certain specified selling, general and administrative services necessary to run our business that will be provided to us by OT Services. These capped expenses include (i) expenses of non-

Securities and Exchange Commission
May 11, 2011

executive employees, including general and administrative overhead costs, salary, bonus, incentive compensation and other compensation amounts, which we expect will be allocated to us based on weighted-average headcount and the ratio of time spent by those employees on our business and operations, and (ii) executive officer expenses, including general and administrative overhead costs, salary, bonus, incentive compensation and other compensation amounts, which we expect will be allocated to us based on the amount of time spent managing our business and operations. In each case, these allocations will be determined in good faith by the general partner but are subject to an agreed upon maximum annual reimbursement amount. We have revised the disclosure on pages 7, 33, 43, 104, 111, 120 and 131 accordingly.
Material U.S. Federal Income Tax Consequences, page 147
26. Please remove any implication that investors are not entitled to rely on the opinion of counsel with respect to the material federal income tax consequences. In that regard, we note the statement that you encourage each unitholder to consult and “depend” upon his own tax advisor.
     Response:
     We have revised the language on page 151 to remove any implication that investors are not entitled to rely on the opinion of counsel with respect to the material federal income tax consequences that are discussed in the Registration Statement. However, we have further clarified that to the extent a unitholder has unique circumstances beyond the scope of the discussion provided in the Registration Statement, that unitholder is encouraged to consult with his own tax advisor with respect to those unique circumstances.
Underwriting, page 161
27. We note your disclosure that “Citi in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.” Disclose whether there are any agreements, understandings, or intentions to release any of the securities from the lock-ups prior to the expiration of the corresponding period. Please also file the lock-up agreements.
     Response:
     We have revised the disclosure on page 165 to clarify that Citi has no present intent or arrangement to release any of the securities that would be subject to these lock-up agreements. The form of lock-up agreement will be filed as an exhibit to the Form of Underwriting Agreement, which will be filed as an exhibit to a future amendment to the Registration Statement.
Financial Statements, page F-1
Historical Combined Financial Statements, page F-11
Note 3 — Related Party Transactions, page F-22

Securities and Exchange Commission
May 11, 2011

28. We note your disclosure in which you state that OTB was in violation of certain debt covenants at December 31, 2009 but received a waiver for these covenant violations. Please clarify whether the Partnerships were also in violation of these covenants along with OTB. In addition, disclose whether the Partnerships and OTB were in compliance with the debt covenants as of December 31, 2010.
     Response:
     Historically, OTB and OTH have had separate debt agreements. OTB was in violation of the covenants under certain of its debt agreements at December 31, 2009. However, OTH maintained compliance with the covenants under its debt agreements at December 31, 2009. In addition, both OTB and OTH were in compliance with all covenants under their respective debt agreements at December 31, 2010. We have revised the disclosure on page F-25 to clarify and provide this additional information.
Undertakings, page II-2
29. We note the undertaking provided in the penultimate paragraph on page II-3. Please tell us why you have not also undertaken to provide the referenced information with respect to transactions with the registrant’s general partner.
     Response:
     We have revised the penultimate paragraph on page II-3 to undertake to provide the referenced information with respect to transactions with our general partner.
Exhibits
30. You have omitted a number of exhibits that Item 601 of Regulation S-K requires you to file. The staff reserves the right to review and comment upon all exhibits. To expedite the processing of your filing and to ensure that you have adequate time to respond to any future staff comments, please file with the next amended registration statement all such exhibits, including the opinion of counsel and all material contracts.
     Response:
     As noted in the response to Comment 1, we have filed the exhibits that are currently available. We will undertake to file with future amendments to the Registration Statement all other omitted exhibits and will allow sufficient time for the Staff to review all new disclosure and newly filed exhibits and for us to respond to any comments that may result from the Staff’s review.

Securities and Exchange Commission
May 11, 2011

     Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 1 to Gillian A. Hobson at Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours, OTLP GP, LLC
By:	/s/ Kenneth F. Owen
Kenneth F. Owen
Chief Financial Officer

Enclosures

cc:	Tracey L. McNeil, Securities and Exchange Commission
Kenneth F. Owen, OTLP GP, LLC
David Palmer Oelman, Vinson & Elkins L.L.P.
G. Michael O’Leary, Andrews Kurth LLP
Gislar Donnenberg, Andrews Kurth LLP